UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: October 31, 2018

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS
FOR THE THIRD QUARTER OF 2018

Expects Growth to Continue into the Fourth Quarter and the First Quarter of 2019

MIGDAL HAEMEK, Israel – October 31, 2018 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended September 30, 2018.

Highlights of the Third Quarter 2018
•	Revenues were a record at $32.3 million, up 35% year-over-year and ahead of the upper-end of the previously issued guidance range of $31-32 million;
•	GAAP gross margin was 50.2%; Non-GAAP gross margin was 50.4%;
•	GAAP operating income was $5.6 million and non-GAAP operating income was $6.2 million, representing margins of 17.2% and 19.2%, respectively;
•	GAAP net income of $5.1 million or $0.14 per diluted share and non-GAAP net income of $5.7 million or $0.16 per diluted share, representing year-over-year growth of 84% and 100%, respectively and;
•	Operating cash flow of $7.1 million;

Forward Looking Guidance

Fourth quarter 2018 revenues are expected to increase to $32.5-33.5 million, implying full year 2018 revenues of approximately $123 million, and representing a 2018 year-over-year increase in revenues of over 30%.

Furthermore, management expects the growth to continue into the first quarter of 2019.

Management Comment

Rafi Amit Camtek’s CEO commented, “2018 is shaping to be another record year for Camtek, and we are on track for revenue growth in excess of 30% for the year with solid improvements in profitability.  Our primary target market, semiconductor advanced packaging, continues to gain strong traction. As a result, we expect growth to continue into the fourth quarter of 2018 and the first quarter of 2019.”

The financial results and the comparison to 2017 in this press release include only those of the continuing operations. Camtek sold its PCB operations in the third quarter of 2017.

Third Quarter 2018 Financial Results

Revenues for the third quarter of 2018 were $32.3 million. This compares to third quarter 2017 revenues of $23.8 million, a growth of 35%.

Gross profit on a GAAP basis in the quarter totaled $16.2 million (50.2% of revenues), compared to a gross profit of $11.8 million (49.3% of revenues) in the third quarter 2017. Gross profit on a non-GAAP basis in the quarter totaled $16.2 million (50.4% of revenues), compared to $11.8 million (49.4% of revenues) in the third quarter 2017.

Operating profit on a GAAP basis in the quarter totaled $5.6 million (17.2% of revenues), compared to an operating income of $2.8 million (12.0% of revenues) in the third quarter 2017. Operating profit on a non-GAAP basis in the quarter totaled $6.2 million (19.2% of revenues), compared to $2.9 million (12.3% of revenues) in the third quarter 2017.

Net income on a GAAP basis in the quarter totaled $5.1 million, or $0.14 per diluted share, compared to net income from continuing operations of $2.8 million, or $0.08 per diluted share, in the third quarter 2017. Net income on a non-GAAP basis in the quarter totaled $5.7 million, or $0.16 per diluted share, compared to non-GAAP net income from continuing operations of $2.9 million, or $0.08 per diluted share, in the third quarter 2017.

Cash and cash equivalents, as of September 30, 2018, were $48.3 million compared to $41.2 million as of June 30, 2018. During the quarter the Company generated a positive operating cash flow of $7.1 million.

Conference Call

Camtek will host a conference call today, October 31, 2018, at 9:30 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 9:30 am Eastern Time
Israel:	03 918 0609	at 3:30 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) settlement expenses; (ii) changes in valuation allowance on deferred tax assets; (iii) share based compensation expenses, (iv) discontinued operations, and (v) write off costs with regard to the FIT activities, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2018	2017
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	48,328	43,744
Trade accounts receivable, net	30,746	23,153
Inventories	25,789	21,336
Other current assets	3,536	3,215

Total current assets	108,399	91,448

Fixed assets, net	15,798	15,503

Long-term inventory	1,799	1,383
Deferred tax asset	2,890	4,067
Other assets, net	153	153
Intangible assets, net	508	482

	5,350	6,085

Total assets	129,547	113,036

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	13,746	10,502
Other current liabilities	20,127	17,395

Total current liabilities	33,873	27,897

Long term liabilities
Liability for employee severance benefits	873	838
	873	838
Total liabilities	34,746	28,735

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2018 and at December 31, 2017;
38,526,231 issued shares at September 30, 2018 and 37,924,507 at December 31, 2017;
36,433,855 shares outstanding at September 30, 2018 and 35,832,131 at December 31, 2017	151	149
Additional paid-in capital	81,040	78,437
Retained earnings	15,508	7,613
	96,699	86,199

Treasury stock, at cost (2,092,376 as of September 30, 2018 and December 31, 2017)	(1,898)	(1,898)

Total shareholders' equity	94,801	84,301

Total liabilities and shareholders' equity	129,547	113,036

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	90,000	67,641	32,264	23,813	93,485
Cost of revenues	45,921	34,447	16,081	12,063	47,966

Gross profit	44,079	33,194	16,183	11,750	45,519

Research and development costs	10,456	10,067	3,501	3,215	13,534
Selling, general and administrative expenses	19,792	16,847	7,128	5,688	22,022
Patent litigation expense	-	13,000	-	-	13,000

Total operating expenses	30,248	39,914	10,629	8,903	48,556

Operating income (loss)	13,831	(6,720)	5,554	2,847	(3,037)

Financial income (expenses), net	491	(199)	55	10	(150)

Income (loss) from continuing operations
before income taxes	14,322	(6,919)	5,609	2,857	(3,187)

Income tax benefit (expense)	(1,364)	5,281	(516)	(83)	4,875

Income (loss) from continuing operations	12,958	(1,638)	5,093	2,774	1,688

Discontinued operation
Income from discontinued operation
Income before tax benefit (expense)	-	18,302	-	13,963	18,302
Income tax benefit (expense)	-	(5,563)	-	(5,058)	(6,028)

Income from discontinued operation	-	12,739	-	8,905	12,274

Net income	12,958	11,101	5,093	11,679	13,962

Net income (loss) per ordinary share:

Basic earnings (loss) from continuing operation	0.36	(0.05)	0.14	0.08	0.05

Basic earnings from discontinued operation	-	0.36	-	0.25	0.35

Diluted earnings (loss) from continuing operation	0.35	(0.05)	0.14	0.08	0.05

Diluted earnings from discontinued
operation	-	0.35	-	0.24	0.34

Weighted average number of
ordinary shares outstanding:

Basic	36,105	35,374	36,300	35,404	35,441

Diluted	36,657	35,972	36,941	36,361	35,964

Camtek Ltd.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	12,958	11,101	5,093	11,679	13,962

Effect of FIT reorganization (1)	506	-	-	-	-
Share-based compensation	1,028	276	634	92	426
Settlement expense, net of tax (2)	-	12,025	-	-	12,025
Realization of deferred tax assets (3)	-	(4,495)	-	-	(4,495)
Attributable to discontinued operations	-	(12,739)	-	(8,905)	(12,274)

Non-GAAP net income	14,492	6,168	5,727	2,866	9,644

Non –GAAP diluted net income per share	0.40	0.17	0.16	0.08	0.27

Gross margin on GAAP basis from continuing operations	49.0%	49.1%	50.2%	49.3%	48.7%
Reported gross profit on GAAP basis	44,079	33,194	16,183	11,750	45,519

Effect of FIT reorganization (1)	205	-	-	-	-
Share-based compensation	105	28	62	9	44

Non- GAAP gross margin	44,389	33,222	16,245	11,759	45,563
Non-GAAP gross profit	49.3%	49.1%	50.4%	49.4%	48.7%

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis from continuing operations	13,811	(6,720)	5,554	2,847	(3,037)
Effect of FIT reorganization (1)	506	-	-	-	-
Share-based compensation	1,028	276	634	92	426
Settlement expense (2)	-	13,000	-	-	13,000
Non-GAAP operating income	15,365	6,556	6,188	2,939	10,389

(1)
At the end of the first quarter of 2018, the Company ceased its efforts to utilize the remaining inventory and equipment related to FIT development and recorded a one-time write-off in the amount of $0.5 million, consisting of: (1) inventory write-offs of $0.2 million, recorded under the cost of revenue line item; and (2) fixed asset write-offs of $0.3 million recorded under operating expenses.

(2)
During the three and the nine months ended September 30, 2017, and the year ended December 31, 2017, the Company recorded a provision of $13 million ($12 million net of tax) in conjunction settlement with Rudolph Technologies Inc.

(3)
During the three and the nine months ended September 30, 2017, and the year ended December 31. 2017, the Company recorded net income of $4.5 million as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.